WAIVER AND REIMBURSEMENT AGREEMENT

Agreement (“Agreement”) dated as of the 22nd day of April 2005 by and between Kinetics Mutual Funds, Inc. (“Kinetics Mutual Funds”), a Maryland corporation and a registered investment company under the Investment Company Act of 1940, as amended, and Kinetics Asset Management, Inc. (the “Adviser”).

BACKGROUND

Kinetics Mutual Funds offers, or will offer, an Institutional Class in each of its Internet Fund, Internet Emerging Growth Fund, Paradigm Fund, Medical Fund and Small Cap Opportunities Fund (together, “Kinetics Funds”).

The Kinetics Funds are feeder funds that invest all their assets in corresponding master portfolios of Kinetics Portfolios Trust.
The Adviser serves as investment adviser to each master portfolio of Kinetics Portfolios Trust pursuant to Investment Advisory Agreements between the Adviser and Kinetics Portfolios Trust dated as of May 1, 2000.

The Adviser has or will enter into a Shareholder Servicing Agreement with Kinetics Mutual Funds under which the Adviser may perform, or arrange for others to perform, certain shareholder functions for the Institutional Class.

The parties to this Agreement wish to provide for an undertaking by the Adviser to waive certain fees and/or reimburse expenses of Kinetics Mutual Funds’ Institutional Class.

AGREEMENT

THEREFORE, in consideration of the foregoing, the parties intending to be legally bound hereby, agree as follows:

The Adviser shall, from the date of this Agreement until May 1, 2006 (May 1 of each renewal period if this Agreement is renewed), waive all or a portion of the fees under the Shareholder Servicing Agreement to which the Adviser is entitled and/or reimburse expenses of other shareholder organizations so that the shareholder servicing fee is no more than 0.05% of the average daily net assets of the Institutional Class.

The Adviser acknowledges and agrees that it shall not be entitled to collect on or make a claim for waived fees or reimbursed expenses at any time in the future.

This Agreement shall be governed by and construed under the laws of the State of Maryland, without regard to its conflict of law provisions. This Agreement may be signed in counterparts.

The Waiver and Reimbursement Agreement by and between Kinetics Mutual Funds and the Adviser dated as of October 1, 2004 is herby terminated.

This Agreement shall not be terminated before May 1, 2006 and will renew automatically each fiscal year thereafter unless the Adviser or Kinetics Mutual Funds terminates the Agreement by providing written notice to the other party 60-days prior to the beginning of Kinetics Mutual Funds’ next fiscal year.
IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

KINETICS MUTUAL FUNDS, INC.     KINETICS ASSET MANAGEMENT, INC.

By:  /s/ Peter B. Doyle                                                By: /s/ Leonid Polyakov